Product supplement no. 137–III
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated August 18, 2008
Rule 424(b)(2)

 

JPMorgan Chase & Co.
KEYnotes EXCHANGE TRADED NOTES LINKED TO THE FIRST TRUST ENHANCED 130/30 LARGE CAP INDEX DUE 2023

General

- JPMorgan Chase & Co. may from time to time offer and sell index-linked notes linked to the First Trust Enhanced 130/30 Large Cap Index (the "notes"). This product supplement no. 137-III describes terms that will apply generally to the index-linked notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.
- The notes are the senior unsecured obligations of JPMorgan Chase & Co.
- The notes do not guarantee any return of principal at maturity and do not pay any interest during the term. Instead, we will pay you a cash payment at maturity or upon early repurchase based on the performance of the First Trust Enhanced 130/30 Large Cap Index, minus an Investor Fee, as described below.
- The notes are designed for investors seeking exposure to the First Trust Enhanced 130/30 Large Cap Index.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-20 of this product supplement.
- The notes will be sold in minimum denominations of $50 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Index or any of its component stocks.
- The notes are currently listed on the American Stock Exchange (the "AMEX"). As soon as practicable following the merger of the AMEX and the NYSE Euronext, it is anticipated that listing will be transferred to the NYSE Arca, Inc. (the "NYSE Arca"). No assurance can be given as to the continued listing for the life of the notes or the liquidity or trading market for the notes.

Key Terms

Issuer:	JPMorgan Chase & Co.
Index:	First Trust Enhanced 130/30 Large Cap Index (the "Index").
	The First Trust Enhanced 130/30 Large Cap Index is a modified equal-weighted total return index developed by First Trust Advisors L.P., designed to offer 130% long and 30% short exposure to certain selected large capitalization U.S. publicly traded equity securities through the application of a disciplined, objective investment methodology.
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, if you hold your notes until the Maturity Date, for each $50 principal amount note you will receive a cash payment at maturity equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the Final Valuation Date *minus* (b) the Investor Fee on the Final Valuation Date.
	If the amount calculated above is less than zero, the payment at maturity will be zero.
	You may lose some or all of your investment at maturity. Because the Investor Fee reduces your final payment, the Ending Index Value will need to increase in an amount at least equal to the percentage of the principal amount represented by the aggregate Investor Fee in order for you to receive at least the principal amount of your investment at maturity. If the increase in the Ending Index Value is insufficient to offset the negative effect of the Investor Fee or if the Ending Index Value is less than the Initial Index Value, you will lose some or all of your investment on the Maturity Date.
Investor Fee:	Unless otherwise specified in the relevant terms supplement, for each $50 principal amount note, the Investor Fee on the Inception Date will be equal to zero, and on each subsequent calendar day until maturity or early repurchase, the Investor Fee will increase by an amount equal to (a) $50 *multiplied by* (b) the Investor Fee Percentage *multiplied by* (c) the Index Factor on that Valuation Date (or, if such day is not a trading day, the Index Factor of the immediately preceding trading day) *divided by* (d) 360.
Investor Fee Percentage:	An annual fee expressed as a percentage that will be specified in the relevant terms supplement.
Index Factor:	Unless otherwise specified in the relevant terms supplement, on any Valuation Date, the Index Factor is calculated as follows:

$$\frac{\text{Ending Index Value}}{\text{Initial Index Value}}$$

Initial Index Value:	The Index closing value on the Inception Date, or such other date as specified in the relevant terms supplement.
Ending Index Value:	The Index closing value on the relevant Valuation Date, or such other date as specified in the relevant terms supplement.
Inception Date:	The initial inception date specified in the relevant terms supplement.
Valuation Date(s)*:	Each business day up to and including the Final Valuation Date. We refer to such dates generally as Valuation Dates in this product supplement.
Final Valuation Date*:	As specified in the relevant terms supplement.
Maturity Date*:	As specified in the relevant terms supplement.
Payment upon Early Repurchase:	Subject to the notification requirements described in this product supplement, so long as no market disruption event has occurred and is continuing, you may request that we repurchase your notes on any Repurchase Date during the term of the notes. If you request that we repurchase your notes, for each $50 principal amount note you will receive a cash payment on the Repurchase Date equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the relevant Valuation Date *minus* (b) the Investor Fee on the relevant Valuation Date. Unless otherwise specified in the relevant terms supplement, you must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.
	You may lose some or all of your investment at maturity. Because the Investor Fee reduces your final payment, the

Ending Index Value will need to increase in an amount at least equal to the percentage of the principal amount represented by the aggregate Investor Fee in order for you to receive at least the principal amount of your investment upon early repurchase. If the increase in the Ending Index Value is insufficient to offset the negative effect of the Investor Fee or if the Ending Index Value is less than the Initial Index Value, you will lose some or all of your investment upon early repurchase.

Early Repurchase Mechanics:	In order to request that we repurchase your notes on a business day, you must deliver a notice of repurchase to us via email at ETN_Repurchase@jpmorgan.com by no later than 11:00 a.m., New York City time, on the second business day prior to the relevant Valuation Date and follow the procedures set forth under "Description of Notes – Early Repurchase at the Option of the Holders." If you fail to comply with these procedures, your notice will be deemed ineffective.
Repurchase Date:	The third business day following the relevant Valuation Date.
Index Provider:	First Trust Advisors L.P. ("First Trust Advisors" or the "Index Provider").
Note Calculation Agent:	J.P. Morgan Securities Inc. ("JPMSI").
Index Calculation Agent:	The AMEX currently serves as the Index Calculation Agent. Following the transfer of the listing from the AMEX to the NYSE Arca, it is anticipated that the NYSE Arca will assume the role of Index Calculation Agent.

* Subject to postponement in the event of a market disruption event as described under the heading "Description of Notes – Postponement of Payment Upon a Market Disruption Event" in this product supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-5.

The First Trust Enhanced 130/30 Large Cap Index was created by and is a trademark of the Index Provider. The notes are not endorsed, sponsored, sold or promoted by the Index Provider and the Index Provider makes no representation regarding the advisability of investing in the notes. The First Trust Enhanced 130/30 Large Cap Index was created by, and is a trademark of, the Index Provider and has been licensed for use by JPMSI.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 18, 2008

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement and with respect to JPMorgan Chase & Co. This product supplement, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, other free writing prospectuses, fact sheets, information appearing on websites, brochures or other educational materials. The information in the relevant terms supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("FINRA") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 137-III nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 137-III nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 137-III and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof or, in the case of the relevant terms supplement, as of any date after the date of such terms supplement.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 137-III and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor our agents shall have any responsibility therefor.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 137-III have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $50 principal amount note.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the First Trust Enhanced 130/30 Large Cap Index (the "Index"). The notes are a series of debt securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, the Repurchase Date or the Maturity Date, as applicable. Instead, at early repurchase or maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index calculated in accordance with the formula set forth below and will be reduced by the amount of the Investor Fee.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured and unsubordinated obligations.

Subject to the notification requirements described below, you may request that we repurchase your notes on any Repurchase Date during the term of the notes provided that you request we repurchase a minimum of 50,000 notes ($2,500,000 aggregate principal amount). The notes will be repurchased and the holders will receive payment for their notes on the third business day following the relevant Valuation Date (the "Repurchase Date"). Our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event as described under "– Postponement of Payments upon a Market Disruption Event" in this product supplement.

The notes will be issued in denominations of $50 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $50, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("DTC") or its nominee, as described under "Description of Notes – Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities – Global Securities" in the accompanying prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 137-III. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

The notes are currently listed on the AMEX. As soon as practicable following the merger of the AMEX and the NYSE Euronext, it is anticipated that listing will be transferred to the NYSE Arca. No assurance can be given as to the continued listing for the life of the notes or the liquidity or trading market for the notes.

Payment at Maturity

The Maturity Date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below.

Unless otherwise specified in the relevant terms supplement, if you hold your notes until the Maturity Date, for each $50 principal amount note you will receive a cash payment at maturity equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the Final Valuation Date *minus* (b) the Investor Fee on the Final Valuation Date.

If the amount calculated above is zero or less, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Investor Fee reduces your final payment, the Ending Index Value will need to increase in an amount at least equal to the percentage of the principal amount represented by the aggregate Investor Fee in order for you to receive at least the principal amount of your investment at maturity. If the increase in the Ending Index Value is insufficient to offset the negative effect of the Investor Fee or if the Ending Index Value is less than the Initial Index Value, you will lose some or all of your investment on the Maturity Date.

Unless otherwise specified in the relevant terms supplement, the "Index Factor," as calculated by the Note Calculation Agent, is the change in the Index closing value, calculated by dividing the Index closing value on the relevant Valuation Date (the "Ending Index Value"), by the Index closing value on the Inception Date or such other date as specified in the relevant terms supplement (the "Initial Index Value"). The relevant terms supplement will specify the manner in which the Initial Index Value and the Ending Index Value are determined.

Unless otherwise specified in the relevant terms supplement, on any Valuation Date, the Index Factor is calculated as follows:

$$\text{Index Factor} = \frac{\text{Ending Index Value}}{\text{Initial Index Value}}$$

Unless as otherwise specified in the relevant terms supplement, for each $50 principal amount note, the Investor Fee on the Inception Date will be equal to zero, and on each subsequent calendar day until maturity or early repurchase, the Investor Fee will increase by an amount equal to (a) $50 *multiplied by* (b) the Investor Fee Percentage *multiplied by* (c) the Index Factor on that date (or, if such a day is not a trading day, the Index Factor on the immediately preceding trading day) *divided by* (d) 360.

The Investor Fee Percentage will be an annual fee, expressed as a percentage, which will be specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the Index closing value on any trading day will equal the closing value of the Index or any successor index (as defined below) or alternative calculation of the Index described under "First Trust Enhanced 130/30 Large Cap Index – Discontinuation of the Index; Alteration of Method of Calculation" after the regular official weekday close of the principal securities markets for all of the stocks comprising the Index or the principal securities markets or exchanges for the successor index.

Postponement of Payments Upon a Market Disruption Event

A "trading day" is a day on which (i) the level of the Index is calculated and published, (ii) trading is generally conducted on the New York Stock Exchange, the Nasdaq Stock Market and the AMEX, and (iii) trading is generally conducted on the markets on which the stocks underlying the Index are traded, in each case as determined by the Note Calculation Agent in its sole discretion.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The Valuation Date(s) will be every business day to and including the Final Valuation Date or such other date as may otherwise be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If a Valuation Date (including the Final Valuation Date) is not a trading day or if there is a market disruption event on such day, the relevant Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. A Valuation Date may be postponed due to a market disruption event up to ten (10) trading days. If postponement of a Valuation Date due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption, for up to ten (10) trading days. If a market disruption event causes the postponement of the Valuation Date for more than ten (10) trading days, the level of the Index for such repurchase date or Maturity Date, as the case may be, will be determined (or, if not determinable, estimated) by the Note Calculation Agent in a manner which it considers commercially reasonable under the circumstances on such tenth trading day following the original Valuation Date, as postponed. If a Valuation Date is postponed, the corresponding Repurchase Date will also be postponed so that such Repurchase Date occurs on the third business following the Valuation Date, as postponed. The Final Valuation Date will be set forth in the relevant terms supplement.

The Maturity Date will be set forth in the relevant terms supplement. If the scheduled Maturity Date (as specified in the relevant terms supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed, the Maturity Date will be the third business day following that Final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes – Market Disruption Events" in this product supplement.

We will irrevocably deposit with DTC no later than the opening of business on the relevant date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to relevant law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Early Repurchase at the Option of the Holders

Subject to the notification requirements described below, you may request that we repurchase your notes on any Repurchase Date during the term of the notes provided that you request we repurchase a minimum of 50,000 notes ($2,500,000 aggregate principal amount). The notes will be repurchased and the holders will receive payment for their notes on the third business day following the relevant Valuation Date (the "Repurchase Date"). Our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event as described under "– Postponement of Payments upon a Market Disruption Event."

If you exercise your right to have us repurchase your notes, for each $50 principal amount note you will receive a cash payment on the Repurchase Date equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the relevant Valuation Date *minus* (b) the Investor Fee on the relevant Valuation Date. Unless as otherwise specified in the relevant terms supplement, you must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.

You may lose some or all of your initial investment. Because the Investor Fee reduces your final payment, the Ending Index Value will need to increase by a percentage at least equal to the percentage of the principal amount represented by the aggregate Investor

Fee in order for you to receive at least the principal amount of your investment upon early repurchase. If the increase in the Ending Index Value is insufficient to offset the negative effect of the Investor Fee or if the Ending Index Value is less than the Initial Index Value, you will lose some or all of your investment upon early repurchase.

Repurchase Requirements

To exercise the right to have us repurchase your notes, you must instruct your broker or other person through whom you hold your notes to take the following steps:

- Send a notice of repurchase, substantially in the form attached as Annex A to the relevant terms supplement, to us via email at ETN_Repurchase@jpmorgan.com by no later than 11:00 a.m. New York City time on the second business day prior to the relevant Valuation Date;

- If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of repurchase, substantially in the form attached as Annex B to the relevant terms supplement;

- Deliver the signed confirmation of repurchase, in the specified form, to us via facsimile to (917) 456-3471 by 4:00 p.m. New York City time on the business day on which you submitted your notice of repurchase. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

- Instruct your DTC custodian to book a delivery versus payment trade with respect to your notes on the relevant Valuation Date at a price equal to the applicable repurchase value facing JPMSI, DTC 060; and

- Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the relevant Repurchase Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the offered notes in respect of such deadlines. If we do not receive your notice of repurchase by 11:00 a.m., or your confirmation of repurchase by 4:00 p.m., on the second business day prior to the relevant Valuation Date, your notice will not be effective and we will not repurchase your notes on the relevant Repurchase Date.

The Note Calculation Agent will, in its sole discretion, resolve any questions that may arise as to the validity of a notice of repurchase and the timing of receipt of a notice of repurchase or as to whether and when the required deliveries have been made. Once given, a notice of repurchase may not be revoked. *Questions about the repurchase requirements should be directed to the email address included in the notice of repurchase attached to the relevant terms supplement.*

Expiration of Repurchase Right

If we do not receive your notice of repurchase by 11:00 a.m. (as described under the first bullet point in "– Repurchase Requirements" above), or your confirmation of repurchase by 4:00 p.m. (as described under the third bullet point in "– Repurchase Requirements" above) on the second business day prior to the relevant Valuation Date, your notice will not be effective and we will not repurchase your notes on the relevant Repurchase Date. Any repurchase instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

INTRADAY INDICATIVE VALUE OF THE INDEX

On each business day, the AMEX (or, following the transfer of the listing of the notes, the NYSE Arca as successor), as the Index Calculation Agent, will calculate and publish the intraday indicative value of the Index every 15 seconds during normal trading hours on the AMEX (or, following the transfer of the listing of the notes, the NYSE Arca) via the facilities of the Consolidated Tape Association under the ticker symbol FTLCTR. **The actual Index closing value may vary significantly from the intraday indicative value of the Index.**

Neither the AMEX nor the NYSE Arca is affiliated with JPMorgan Chase & Co. ("JPMorgan") and neither approves, endorses, reviews or recommends the Index or the notes. The information used in the calculation of the intraday indicative value of the Index will be derived from sources the AMEX or the NYSE Arca deemed reliable, but neither the AMEX nor the NYSE Arca and their affiliates guarantees the correctness or completeness of the intraday indicative value or other information furnished in connection with the notes or the calculation of the Index. Neither the AMEX nor the NYSE Arca makes any warranty, express or implied, as to results to be obtained by JPMorgan, JPMorgan's customers, holders of the notes, or any other person or entity from the use of the intraday indicative value of the Index or any data included therein. Neither the AMEX nor the NYSE Arca makes any express or implied warranties, and both expressly disclaim all warranties of merchantability or fitness for a particular purpose with respect to the intraday indicative value of the Index or any data included therein. The AMEX, the NYSE Arca, their employees, subcontractors, agents, suppliers and vendors shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of the AMEX or the NYSE Arca, their employees, subcontractors, agents, suppliers or vendors or otherwise, arising in connection with the indicative value of the Index or the notes, and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages. Neither the AMEX nor the NYSE Arca shall be responsible for or have any liability for any injuries or damages caused by errors, inaccuracies, omissions or any other failure in, or delays or interruptions of, the indicative value, from whatever cause. Neither the AMEX nor the NYSE Arca is responsible for the selection of or use of the Index or the notes, the accuracy and adequacy of the Index or information used by JPMorgan and the resultant output thereof.

The intraday indicative calculation of the level of the Index will be provided for reference purposes only. Published calculations of the Index level from the AMEX or the NYSE Arca may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the Index and therefore the value of the notes in the secondary market. The intraday indicative value of the Index published every 15 seconds will be based on the intraday prices of the equity securities constituting components of the Index. The intraday indicative value of the Index may not be equal to the level of the Index that is used to calculate the payment at maturity or the payment upon early repurchase.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes do not pay interest or guarantee the return of your investment or the principal amount of the notes.

The notes do not pay interest and may not return any of your investment. The amount payable upon early repurchase or on the Maturity Date will reflect the performance of the Index *minus* an Investor Fee accrued daily from and including the Inception Date through and including the Final Valuation Date, in the case of payment at maturity, or the applicable Valuation Date, in the case of an early repurchase. These amounts will be determined pursuant to the terms described in this product supplement no. 137-III and the relevant terms supplement. You may lose some or all of your initial investment. Because the Investor Fee reduces your final payment, the Ending Index Value will need to increase by a percentage at least equal to the percentage of the principal amount represented by the aggregate Investor Fee in order for you to receive at least the principal amount of your investment at maturity or upon early repurchase. If the increase in the Ending Index Value is insufficient to offset the negative effect of the Investor Fee or if the Ending Index Value is less than the Initial Index Value, you will lose some or all of your investment upon early repurchase or on the Maturity Date.

The Index Calculation Agent may, in its sole discretion, discontinue the public disclosure of the intraday indicative value of the Index and the end-of-day closing value of the Index.

The Index Calculation Agent is not under any obligation to continue to calculate the intraday indicative value of the Index and end-of-day official closing value of the Index or required to calculate similar values for any successor index. If the AMEX or, following the transfer of the listing of the notes, the NYSE Arca, as Index Calculation Agent, exercises its broad right to terminate its contract to serve as the Index Calculation Agent, we may not be able to provide the intraday indicative values related to the Index required to maintain any listing of the notes on the AMEX or the NYSE Arca, respectively. If the notes become delisted, the liquidity of the market for the notes may be materially and adversely affected and you may sustain significant losses if you sell your notes in the secondary market. The AMEX's or, following the transfer of the listing of the notes, the NYSE Arca's termination as Index Calculation Agent could cause delisting from the relevant exchange, which would reduce the liquidity of any trading market that may exist for the notes.

The Index Provider, First Trust Advisors L.P., may adjust the Index in a way that affects its value, and the Index Provider has no obligation to consider your interests.

The Index Provider, First Trust Advisors L.P., is responsible for maintaining the Index. The Index Provider can make methodological changes to the Index that may, in turn, add, delete or substitute the stocks underlying the Index or change the value of the Index. You should realize that the changing of companies included in the Index may affect the Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Any of these actions could adversely affect the value of the notes. The Index Provider has no obligation to consider your interests in maintaining or revising the Index. See "First Trust Enhanced 130/30 Large Cap Index" below.

Even if the Index closing value on the relevant Valuation Date exceeds the Initial Index Value, you may receive less than the initial principal amount of your notes.

Because the Investor Fee reduces the amount you may be entitled to receive upon early repurchase or on the Maturity Date, the value of the Index on the relevant Valuation Date must increase by an amount at least equal to the Investor Fee in order for you to receive at least the principal amount of your notes upon early repurchase or on the Maturity Date. Furthermore, because the Investor Fee will be accumulated on a daily basis, the longer your notes have been outstanding, the higher the Investor Fee for your notes will be. Therefore, if the Index closing value on the relevant Valuation Date does not increase sufficiently to offset the Investor Fee, you will receive less than the initial principal amount of your notes upon early repurchase or on the Maturity Date.

The long and short positions of the Index Components will have a substantial effect on the level of the Index and, in turn, the value of the notes.

On the date of any quarterly rebalance, the Index will reflect a long position in the Long Components equal to 130% of the value of the Index at that date and a short position in the Short Components equal to 30% of the value of the Index at that date. The long position offers the potential for increases in the level of the Index due to increases in the value of the Long Components, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Index if there is a decrease in the value of the Long Components. In addition, as a result of the short position, any increase in the value of the Short Components will adversely affect the level of the Index, and may offset any gains in the level of the Index related to increases in the value of the Long Components.

Your notes may not have an active trading market, and may not continue to be listed over the term of the notes.

The notes are currently listed on the AMEX. As soon as practicable following the merger of the AMEX and the NYSE Euronext, it is anticipated that listing will be transferred to the NYSE Arca. Although we intend to list the notes on the AMEX and, following the transfer of the listing of the notes, the NYSE Arca, there can be no assurance that a secondary market for the notes will develop. No assurances can be given as to the continuation of the listing during the term of the notes. We are not required to maintain any listing of the notes on the AMEX, NYSE Arca or any other exchange.

Certain affiliates of JPMSI may engage in limited purchase and resale transactions in the notes although they are not required to do so. You may elect to exercise your right to have us repurchase your notes, but such repurchase is subject to the restrictive conditions and procedures described in this product supplement, including the condition that you must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) on any Repurchase Date.

The Ending Index Value may be less than the Index closing value on the Maturity Date, on a Repurchase Date or at other times during the term of the notes.

The value of the Index on the Maturity Date, Repurchase Date or at other times during the term of the notes, including dates near a relevant Valuation Date, could be higher than the Ending Index Value, because the Ending Index Value is calculated based on the Index closing value on a Valuation Date. This difference could be particularly large if there is a significant increase in the value of the Index after the relevant Valuation Date, if there is a significant decrease in the value of the Index prior to the relevant Valuation Date, or if there is significant volatility in the Index.

The Index has a limited history and may perform in unexpected ways.

The Index was created on April 22, 2008 and, therefore, has a limited history. The Index Calculation Agent has calculated the returns that hypothetically might have been generated had the Index been created in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees, and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance. In addition, any past performance, hypothetical or otherwise, does not guarantee future performance. Regardless of the hypothetical and historical performance of the Index, the Index could decline below the Initial Index Value and you could lose some or all of your principal.

There are restrictions on the minimum number of notes you may request that we repurchase and procedures regarding how you exercise your right to have us repurchase your notes.

If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) on the relevant Repurchase Date. If you own fewer than 50,000 notes ($2,500,000 aggregate principal amount), you will not be able to have us repurchase your notes. Your request that we repurchase your notes is only valid if we receive your notice of repurchase by no later than 11:00 a.m. on the second business day prior to the relevant Valuation Date preceding the relevant Repurchase Date and a signed confirmation by 4:00 p.m. that same day. If we do not receive such notice and confirmation your repurchase request will not be effective and we will not repurchase your notes on the relevant Repurchase Date.

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the notes at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

Because of the timing requirements of the notice of repurchase, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request for repurchase is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Furthermore, our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event.

You have no shareholder rights or rights to receive any stock.

Investing in the notes will not make you a holder of any of the stocks underlying the Index. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the stocks underlying the Index. Your notes will be paid in cash, and you will have no right to receive delivery of any of the stocks underlying the Index.

First Trust Advisors L.P., an affiliate of the Marketing Agent, created the Index and is responsible for setting guidelines and policies governing the Index.

First Trust Advisors L.P., the creator of the Index, is an affiliate of First Trust Portfolios L.P., the marketing agent for the notes ("First Trust Portfolios" or the "Marketing Agent"). While the Index Calculation Agent is responsible for calculating the Index, First Trust Advisors is responsible for developing the guidelines governing the composition and calculation of the Index and making methodological changes that could affect the stocks that comprise the Index and the level of the Index. See "First Trust Enhanced 130/30 Large Cap Index." Judgments, policies and determinations concerning the Index are made by First Trust Advisors. First Trust Portfolios and First Trust Advisors are under the common control of a single entity.

In addition, the policies and judgments for which First Trust Advisors is responsible may affect the level of the Index and the value of your notes. Furthermore, the inclusion of a stock in the Index is not an investment recommendation by First Trust Advisors of that stock.

Our credit ratings, financial condition and results of operations may affect the value of the notes.

Actual or anticipated changes in our current credit ratings, as well as our financial condition or results of operations may significantly affect the market value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes (such as the current level of the Index), an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the market value of the notes. These credit ratings relate only to our creditworthiness, do not affect or enhance the likely performance of the notes and are not indicative of the risks associated with the notes or an investment in the underlying stock. A rating is not a recommendation to buy, sell or hold notes and may be subject to suspension, change or withdrawal at any time by the assigning rating agency. Furthermore, our credit rating may not reflect the potential impact of the various risks that could affect the market value of the notes.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other of our affiliates trade the stocks underlying the Index and other financial instruments related to the Index and its component stocks on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the value of the Index and, accordingly, could affect the value of the notes and the amount, if any, payable to you on the Maturity Date or Repurchase Date.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are represented in the Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stock is included in the Index, which may have a positive or negative impact on the price of such stock. Any prospective purchaser of notes should undertake an independent investigation of each company whose stock is included in the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the value of the Index or the stocks that comprise the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Initial Index Value, the Ending Index Value on each Valuation Date, the Index Factor, the Investor Fee and the amount, if any, that we will pay you upon early repurchase or on the Maturity Date. The Note Calculation Agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the Note Calculation Agent, is entitled to exercise discretion.

The value of the notes in the secondary market may be influenced by many unpredictable factors.

The market value of your notes may fluctuate between the date you purchase them and the relevant Valuation Date. You may also sustain a significant loss if you sell your notes in the secondary market. Several factors, many of which are beyond our control, may influence the market value of the notes. We expect that, generally, the value of the Index on any day may affect the value of the notes more than any other single factor. The value of the notes may be affected by a number of other factors that may either offset or magnify each other, including:

- the market price and dividend rate on the common stocks underlying the Index;

- interest and yield rates in the market generally;

- supply and demand for the notes, including inventory positions with any market maker;

- the amount of the Investor Fee on the relevant Valuation Date;

- the constituent stocks of the Index and changes to those constituents over time;

- economic, financial, political, regulatory or judicial events that affect the stocks included in the Index or stock markets generally and which may affect the Index closing value on any Valuation Date; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Past historical performance of the Index may not be indicative of future performance of the Index. The value of the Index may decrease such that you may not receive any return of your investment at maturity. The notes are not principally protected, and you may lose some or all of your investment at maturity or upon early repurchase.

To our knowledge, we are not currently affiliated with any company the equity securities of which are included in the Index.

To our knowledge, JPMorgan Chase & Co. is not currently affiliated with any of the companies the equity securities of which are represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the Index or the value of your notes. None of the money you pay us will go to the Index Provider or any of the companies represented in the Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

JPMorgan Chase & Co. is one of the companies in the pool of securities that may be selected for inclusion in the Index on a quarterly rebalance date. If JPMorgan Chase & Co. is selected to be a component of the Index in the future, we will not have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

We are not responsible for any disclosure by any of the issuers of stock comprising the Index or the Index Provider.

To our knowledge, we are not currently affiliated with the issuers of the stocks that form part of the Index or the Index Provider. However, we or our affiliates may currently or from time to time in the future engage in business with issuers of the stocks that form part of the Index or the Index Provider. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the Index or any of the issuers of the stocks that form part of the Index. You, as an investor in the notes, should make your own investigation into the Index and the Index stock issuers. See "First Trust Enhanced 130/30 Large Cap Index" for additional information about the Index.

Neither the Index Provider nor any of the issuers of the stocks that form part of the Index are involved in this offering of the notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the Index Provider nor any of the issuers of the stocks that form part of the Index have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the notes.

You will not know the repurchase value of the notes at the time you elect to require us to repurchase your notes.

You will not know the repurchase value of the notes you are requiring us to repurchase at the time that you decide to exercise your early repurchase rights on your notes because your notice to us to repurchase your notes is irrevocable and must be received by us no later than 11:00 a.m. on the second business day prior to the applicable Valuation Date, and a signed confirmation of such early repurchase must be received by us no later than 4:00 p.m. on such second business day prior to the applicable Valuation Date. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm your notice of election to exercise your early repurchase rights, and prior to the relevant Repurchase Date.

Market disruptions may adversely affect your return.

The Note Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index closing value or the Index Factor on any Valuation Date and calculating the amount that we are required to pay you, if any. These events may include disruptions or suspensions of trading in the markets as a whole. If the Note Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Valuation Dates and the Maturity Date will be postponed and your return will be adversely affected. See "General Terms of Notes – Market Disruption Events" in this product supplement.

The Investor Fee reduces your final payment on the notes.

The payment upon our early repurchase of your notes or on the Maturity Date, as described in this product supplement no. 137-III, is reduced by an Investor Fee. You will lose some or all of your investment upon our early repurchase of your notes or on the Maturity Date, if the Ending Index Value is less than the Initial Index Value, or if the Ending Index Value increases by less than the aggregate Investor Fee.

The tax consequences of an investment in the notes are unclear.

Significant aspects of the tax treatment of the notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service ("IRS") regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this product supplement or the relevant pricing supplement. On December 7, 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments.

In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the notes after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations and about your own tax situation. Please read carefully the section entitled "Certain U.S. Federal Income Tax Consequences" below.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. Unless otherwise specified in the relevant terms supplement, JPMSI, as our agent and a FINRA member, and certain other unaffiliated dealers, which will also be FINRA members, will receive a portion of the Investor Fee applicable to the notes.

In expectation of the sale of the notes, we expect to enter into transactions to hedge our obligations under the notes. Such transactions may involve purchases of the Index components or instruments linked to the Index prior to or on the Inception Date. In addition, from time to time after we issue the notes we may enter into additional hedging transactions or unwind those hedging transactions previously entered into. In this regard, we may:

- acquire or dispose of or otherwise repurchase long or short positions in some or all of the Index components;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the Index components or the Index;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices; or

- engage in any combination of the above activities.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our sole discretion, hold or resell those securities.

We may close out our hedge positions on or before the Final Valuation Date. That step may involve sales or purchases of the Index components, listed or over-the-counter options or futures on Index components or listed or over-the-counter options, futures, or other instruments linked to the level of the Index, as well as other indices designed to track the performance of the Index.

While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially increase the value of the Index as well as the Initial Index Value, and therefore effectively establish a higher value that the Index must achieve for you to obtain a return on your investment or avoid a loss of principal on the Maturity Date or any Repurchase Date, as the case may be.

Although we have no reason to believe that any of these activities will have a material effect on the value of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

The estimated cost of hedging includes the projected profit that we or our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

FIRST TRUST ENHANCED 130/30 LARGE CAP INDEX

The following is a qualitative description of the Index methodology for the First Trust Enhanced 130/30 Large Cap Index (the "Index Methodology") and the methodology for calculating the level of the Index on each business day (each as defined below). Certain affiliates of ours were invited by the Index Provider to review and comment on the methodology behind the Index at the time the Index was created. Since the creation of the Index, we have not had, and will not have, any involvement in the design, maintenance or calculation of the Index and the Index is not owned, endorsed or approved by us or any of our affiliates.

General

The First Trust Enhanced 130/30 Large Cap Index (the "Index") is a total return index that is developed by First Trust Advisors L.P. ("First Trust Advisors" or the "Index Provider") and licensed for use by JPMSI. The First Trust Enhanced 130/30 Large Cap Index is the intellectual property of the Index Provider, who reserves all rights with respect to its ownership of the Index. A patent application relating to the Index is pending. By application of a methodology based upon a pre-defined set of rules-based criteria developed by the Index Provider, the Index Calculation Agent is responsible for selecting the component securities of the Index on each quarterly rebalance date.

The Index is a modified equal-weighted index consisting of equity securities that have been selected from a broad universe of the 2,500 largest U.S. exchange-listed stocks pursuant to a quantitative selection process, for which data for all the defined metrics used in the Index methodology are available. The Index is designed by the Index Provider to allow investors to participate in the percentage change in value of their leveraged long position in certain large capitalization securities meeting the eligibility requirements described below in "- Selection Procedure for Index Long Component" (the "Long Component") and a short position in certain large capitalization securities meeting the eligibility requirements described below in "– Selection Procedure for Index Short Component" (the "Short Component").

Index total return values are calculated based upon the reinvestment of dividends on the ex-dividend date. With respect to one-time special cash dividends, an adjustment is made to ensure the component's weight in the Index is not affected by the distribution.

The level of the Index is calculated at 15-second intraday intervals (the "Intraday Interval," with such calculation being the "Intraday Indicative Value") and published on the AMEX (or, following the transfer of the listing of the notes, the NYSE Arca) under the ticker symbol FTLCTR. The payment upon early repurchase or on the Maturity Date will not be based on the Intraday Indicative Value, but will be based on the Ending Index Value. The Intraday Indicative Value is calculated as follows:

Intraday Indicative Value = Starting Index Value x Intraday Total Return

where the "Starting Index Value" is equal to the level of the Index at the start of that trading day and the "Intraday Total Return" is equal to (a) the sum of (i) the market value of the Component Stocks (as defined below) at the respective Intraday Interval and (ii) the market value of the dividends payable on the Component Stocks, if any, to be applied at the end of that trading day *divided by* (b) the market value of the Component Stocks at the start of the trading day.

The Index is determined by the Index Provider and calculated by the Index Calculation Agent without regard to the notes.

Selection of Stocks Underlying the Index

The following chart illustrates the selection process for the Index:


Broad Universe
Assign Rankings Using the Index Growth/Value Factors
Identify Sub-Universe of Largest Companies
Screen Companies for Liquidity
Identify Long/Short Components
Assign Weights
Largest 2500 Stocks
(Excluding ADRs, LPs, RICS, REITs and Royalty Co's)
Long Selection Score
Short Selection Score
Scored Large Cap Universe
Eliminated: Stocks with Market Cap below the top 20% of NYSE-listed companies
Liquidity Screen
Apply Long Component Methodology
Top Decile
2nd Decile
3rd Decile
Apply Short Component Methodology
8th Decile
9th Decile
Bottom Decile
+130% Weight to Long Stocks
-30% Weight to Short Stocks

Determination of the "Broad Universe"

As an initial step in the Index selection process, as of the last business day of each calendar quarter (the "Selection Date"), the Index Calculation Agent compiles a list of the 2,500 largest companies that are traded on a U.S. national exchange (the "Broad Universe"). The following securities are excluded from the Broad Universe:

- American Depository Receipts;
- REITs;
- registered investment companies under the Investment Company Act of 1940, as amended;
- limited partnerships; and
- royalty companies.

Selection Procedure for Index Long Component

The Index selection methodology seeks to identify securities in the Large Cap Universe (as described below in the section entitled "– Determination of the 'Large Cap Universe'") that might be expected to experience price appreciation, by selecting equity securities on the basis of the fundamental factors listed below and further described in the section entitled "– Fundamental Metrics." For the purposes of determining the Long Component, the Index Provider first ranks all of the securities in the Broad Universe by four Growth Factors and three Value Factors:

Growth Factors

- Three-Month Price Appreciation;
- Six-Month Price Appreciation;
- Twelve-Month Price Appreciation; and
- One-Year Sales Growth.

Value Factors

- Book Value to Price;
- Cash Flow to Price; and
- Return on Assets.

The Index Calculation Agent then calculates separate rankings of the securities within the Broad Universe based upon:

- the sum of rankings of the above Growth Factors (the "Growth Factor Ranking"); and
- the sum of rankings of the above Value Factors (the "Value Factor Ranking").

Securities are then assigned a single ranking based upon the best of the Growth Factor Ranking or Value Factor Ranking (the "Long Selection Score"). Securities within the Large Cap Universe are next ranked based upon their respective Long Selection Score. The top 30% of the Large Cap Universe securities will constitute the Long Component for the quarterly period on an equally weighted basis.

Selection Procedure for Index Short Component

The Index selection methodology additionally seeks to identify securities in the Large Cap Universe (as described below in the section entitled "– Determination of the 'Large Cap Universe'") that might be expected to experience price depreciation, by selecting equity securities on the basis of the fundamental factors below and further described in the section entitled "– Fundamental Metrics" below. For the purposes of determining the Short Component, the Index Calculation Agent first ranks all of the stocks in the Broad Universe by the following two Growth Factors and three Value Factors:

Growth Factors

- Three-Month Price Appreciation; and
- Six-Month Price Appreciation.

Value Factors

- Book Value to Price;
- Cash Flow to Price; and
- Return on Assets.

The Index Calculation Agent then calculates a single ranking of the securities within the Broad Universe based upon the sum of the rankings of the above Growth Factors and Value Factors (the "Short Selection Score"). Securities within the Large Cap Universe are next ranked upon their Short Selection Score. The worst-scoring 30% of the Large Cap Universe securities will constitute the "Preliminary Short Portfolio". From the Preliminary Short Portfolio, the Index Calculation Agent will then select securities that, as of the applicable Selection Date, have a ratio of the number of its shares sold short to the number of its shares outstanding equal to 0.10 or less, to constitute the Short Component for the quarterly period. All securities in the Short Component will be equally weighted.

Using the proceeds from the short sale of the Short Component, the Long Component will be leveraged such that the ratio of the total weight of the Long Component to the total weight of the Short Component as of each quarterly rebalance will initially approximate 1.30 to 0.30.

Fundamental Metrics

Calculation of the Index Long and Short Components rely upon the following metrics:

Growth Factors

- *Three-Month Price Appreciation* is the percentage change in the stock price over the previous three months as of the applicable Selection Date.

- *Six-Month Price Appreciation* is the percentage change in the stock price over the previous six months as of the applicable Selection Date.

- *Twelve-Month Price Appreciation* is the percentage change in the stock price over the last twelve months as of the applicable Selection Date.

Rising stock prices generally result when market participants perceive improving future prospects for the underlying fundamentals of the company, such as earnings per share.

- *One-Year Sales Growth* is the percentage change in trailing twelve-month net sales versus the similar period one year prior as of the applicable Selection Date. Rising sales growth indicates either increased demand for the company's products or services or, possibly, a greater ability to raise prices on the part of the company.

Value Factors

- *Book Value to Price* is a ratio defined as the book value of common equity divided by market capitalization. Market capitalization represents the aggregate market value of common equity, calculated by multiplying the number of shares outstanding and the price per share as of the applicable Selection Date. A higher Book Value to Price ratio indicates that relatively more of the market's valuation of the company is dependent on existing equity and relatively less of the market's valuation of the company is dependent on future growth prospects.

- *Cash Flow to Price* is a ratio defined as cash flow divided by market capitalization. Cash Flow is calculated as the net income during the applicable period before extraordinary items, plus depreciation and amortization. A higher Cash Flow to Price ratio indicates that relatively more of the market's valuation of the company is dependent on the current level of cash flow and relatively less of the market's valuation of the company is dependent on the prospects for future growth in the level of cash flow.

- *Return on Assets* is a ratio defined as net income divided by average total assets over the period. A higher Return on Assets ratio indicates that the assets of the subject company are being utilized more efficiently.

Determination of the "Large Cap Universe"

The Index Calculation Agent determines the companies within the Broad Universe that, as of the Selection Date, have a market capitalization equal to or greater than the market capitalization of the largest 20% of the common stocks listed on the New York Stock Exchange ("NYSE"), with the exception of ADRs, registered investment companies, limited partnerships and royalty companies. The remaining companies that have a monthly trading volume in excess of 500,000 shares in each of the last six calendar months prior to the Selection Date will be deemed by the Index Calculation Agent to be made part of the "Large Cap Universe." These resultant securities in this Large Cap Universe are then eligible for consideration to be included in the "Long Component" and "Short Component" of the Index, pursuant to the requirements described in "– Selection Procedure for Index Long Component" and "– Selection Procedure for Index Short Component" above.

Weightings and Quarterly Rebalance

The Index is a modified equal-weighted total return index first published on April 22, 2008. Indicative daily historical closing prices based on back-testing (*i.e.*, the calculations of how the Index would have performed in the past had it existed) are shown from January 2, 2003. After the initial selection of securities, the Index is rebalanced by the application of the above methodologies on a quarterly basis, as of the last business day in March, June, September and December, by repeating the entire selection process to ensure that the component stocks continue to meet the basic principles of the Index. Index changes due to the quarterly rebalance are effective after the close on the third business day of the following month. At the present time, you can obtain the level of the Index and information regarding the components of the Index on the Index Calculation Agent's website at http://www.amextrader.com. We are not incorporating by reference the website of the Index Calculation Agent or any information contained therein into this product supplement.

The following graph sets forth the hypothetical historical back-tested performance of the Index based on the hypothetical back-tested daily Index closing levels from January 2, 2003 through April 21, 2008 and the actual historical performance of the Index based on daily Index closing levels from April 22, 2008 through August 15, 2008. The actual initial Index calculation date was April 22, 2008.

The hypothetical historical back-tested and actual historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing value on any Valuation Date. We cannot give you an assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis on which the performance of the Index is now calculated.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that any investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

The hypothetical historical performance data set forth above represents a simulation of past performance, which is no guarantee of future results. The performance data shown above is for illustrative purposes only and does not represent the actual performance of the notes or the performance of the notes had they been outstanding as of the dates shown above. Such data does not reflect any investor fees, transaction costs or expenses.

Index Maintenance Procedures – Special Adjustments

From time to time, the Index Provider will make adjustments to the Index outside of the scheduled quarterly rebalancing to account for various corporate events affecting the component securities, in the following manner:

- *Mergers and Acquisitions* – If a merger event occurs, acquired companies are deleted at the close on the effective date of such merger event. The acquired company's weight in the Index is reallocated pro rata among the remaining Index constituents in the respective Long Component or Short Component, as applicable.

- *Spin-offs* – The value of the spin-off is reallocated to the parent company.

- *Extraordinary dividends* – The Index security's price will be adjusted in a manner such that the component's weight is not reduced by the distribution.

- *Delistings* – Long and Short Component securities will be removed from the Index if they no longer trade on a U.S. national exchange. Removed Long and Short Components will not be replaced. The affected company's weight in the Index is then reallocated pro rata among the remaining Index constituents in the respective Long Component or Short Component, as applicable.

- *Splits and Stock Dividends* – Stock splits and stock dividends will be adjusted on the effective date of such event.

Discontinuation of the Index; Alteration of Method of Calculation

If the Index Provider discontinues publication of the Index or the Index Calculation Agent discontinues calculation of the Index, and the Index Provider or another entity publishes a successor or substitute index that the Note Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then any Ending Index Value will be determined by reference to the value of such successor index at the close of trading on the NYSE, the AMEX, the NASDAQ Stock Market or the relevant exchange or market for the successor index on each relevant Valuation Date or other relevant date or dates as set forth in the relevant terms supplement.

Upon any selection by the Note Calculation Agent of a successor index, the Note Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If First Trust Advisors discontinues publication of the Index or the Index Calculation Agent discontinues calculation of the Index, in each case prior to, and such discontinuation is continuing on, a Valuation Date or other relevant date as set forth in the relevant terms supplement, and the Note Calculation Agent determines, in its sole discretion, that no successor index is available at such time, or the Note Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Valuation Date or other relevant date, then the Note Calculation Agent will determine the Index closing value or closing value of such successor index, as the case may be, for such date. The Index closing value or closing value of such successor index, as the case may be, will be computed by the Note Calculation Agent in accordance with the formula for and method of calculating the Index or such successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or a successor index may adversely affect the value of the notes.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or such successor index does not, in the opinion of the Note Calculation Agent, fairly represent the value of the Index or such successor index had such changes or modifications not been made, then the Note Calculation Agent will, at the close of business in New York City on each date on which the Index closing value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Note Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Note Calculation Agent will calculate the Index closing value with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the value of the Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index), then the Note Calculation Agent will adjust its calculation of the Index or such successor index in order to arrive at a value of the Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

License Agreement

The Index Provider and JPMSI have entered into a non-exclusive license agreement providing for the license to us and JPMSI, in exchange for a fee, of the right to use the Index owned and published by the Index Provider and calculated by the Index Calculation Agent in connection with the notes. The Index is created and owned by the Index Provider, which also owns the service mark First Trust Enhanced 130/30 Large Cap Index. A patent application relating to the Index is pending. "KEYnotes," "First Trust" and "First Trust Enhanced 130/30 Large Cap Index" are trademarks of First Trust Advisors and have been licensed for use for certain purposes by us and JPMSI in connection with the KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023 based on the First Trust Enhanced 130/30 Large Cap Index. The notes are not sponsored, endorsed, sold or promoted by First Trust Advisors. First Trust Advisors makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of trading in the notes. First Trust Advisors' only relationship to us and JPMSI is the licensing of certain trademarks and trade names of First Trust Advisors and of the Index, which is determined, composed and calculated by First Trust Advisors or its agents without regard to us and JPMSI or the notes, First Trust Advisors has no obligation to take the needs of us and JPMSI or the owners of the notes into consideration in determining, composing or calculating the Index. First Trust Advisors is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be listed or in the determination or calculation of the equation by which the notes are to be converted into cash. First Trust Advisors has no obligation or liability in connection with the administration, marketing or trading of the notes.

First Trust Advisors does not guarantee the accuracy and/or the completeness of the Index or any data included therein and First Trust Advisors shall have no liability for any errors, omissions or interruptions therein. First Trust Advisors makes no warranty, express or implied, as to results to be obtained by us, JPMSI, or any other person or entity from the use of the Index or any data included therein. First Trust Advisors makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall First Trust Advisors have any liability for any lost profits or special, punitive, direct, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages. There are no third-party beneficiaries of any agreements or arrangements between First Trust Advisors and JPMSI.

GENERAL TERMS OF NOTES

Note Calculation Agent

JPMSI will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Initial Index Value, the Ending Index Value on each Valuation Date, the Investor Fee, the Index Factor and the payment on the Maturity Date or upon early repurchase, if any, on the notes. In addition, the Note Calculation Agent will determine whether there has been a market disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculating the Index. All determinations made by the Note Calculation Agent will be at the sole discretion of the Note Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Note Calculation Agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The Note Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day immediately preceding the Maturity Date.

All calculations with respect to the Initial Index Value, the Ending Index Value, the Index Factor or any Index closing value will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $50 principal amount note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the Note Calculation Agent from making calculations on a scheduled Valuation Date and such calculations may be important in determining the Index Factor, the Investor Fee, or the amount, if any, that we will pay you at maturity or upon early repurchase. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the value of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the value of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities exchange for trading in futures or options contracts, if any, related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the Note Calculation Agent in its sole discretion; and

- a determination by the Note Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Index shall be based on a comparison of:

- the portion of the value of the Index attributable to that security *relative to*

- the overall value of the Index,

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market or the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any relevant rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the Note Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Index by the primary securities market trading in such contracts by reason of

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts,

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index; and

- a suspension, absence or material limitation of trading on any relevant exchange or on the primary market on which futures or options contracts related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means the primary U.S. exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.

Our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event.

Payment Upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $50 principal amount note upon any acceleration of the notes shall be determined by the Note Calculation Agent and shall be an amount in cash equal to the amount payable at maturity per $50 principal amount note as described under the captions "Description of Notes – Payment at Maturity" and "Description of Notes – Early Repurchase at the Option of the Holders" calculated as if the date of acceleration were the relevant Valuation Date for determining the Ending Index Value.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities – Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities – Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes are currently listed on the AMEX. As soon as practicable following the merger of the AMEX and the NYSE Euronext, it is anticipated that listing will be transferred to the NYSE Arca. No assurance can be given as to the continued listing for the life of the notes or the liquidity or trading market for the notes. If an active secondary market in the offered notes develops, we expect that investors will purchase and sell the offered notes primarily in such secondary market.

Book-Entry Only Issuance – The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes – Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

Reissuances or Reopened Issues

We may at our sole discretion, "reopen" or reissue the notes. We intend to issue the notes initially in an amount having the aggregate offering price specified on the cover of the relevant terms supplement. However, we may issue additional notes in amounts that exceed the amount on the cover at any time, without your consent and without notifying you. The notes do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the notes. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. Any additional issuances will increase the aggregate principal amount of the outstanding notes of the class, plus the aggregate principal amount of any notes bearing the same CUSIP number that are issued pursuant to any future issuances of notes bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering. We intend to comply with the requirements under the Treasury regulations governing "qualified reopenings" and we will therefore treat any additional offerings of the notes as part of the same issue as the notes for U.S. federal income tax purposes. Accordingly, for purposes of the Treasury regulations governing original issue discount on debt instruments, we will treat any additional offerings of the notes as having the same original issue date, the same issue price and, with respect to holders, the same adjusted issue price as the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of certain United States federal tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this product supplement and is subject to any change in law that may take effect after such date.

The following discussion supersedes the discussion set forth under "United States Federal Taxation" in the accompanying prospectus supplement. This discussion applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities,

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

- a bank,

- a life insurance company,

- a tax-exempt organization,

- a person that owns notes as part of a straddle or a hedging or conversion transaction for tax purposes, or

- a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion deals only with notes that have a term that exceeds one year and that are due to mature no more than 30 years from their date of issue.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Except as otherwise noted under "Non-United States Holders" below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

There is no authority that directly addresses the tax treatment of your notes and thus the tax treatment of your notes is uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the notes as a pre-paid forward contract with respect to the Index and the terms of the notes require you and us (in the absence of a change in law or an administrative determination or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. If the notes are so treated, you should recognize capital gain or loss upon the sale, exchange, repurchase or maturity of your notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the notes. In general, your tax basis in your notes will be equal to the price you paid for it. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your notes will generally begin on the date after the issue date (*i.e.*, the settlement date) for your notes and, if you hold your notes until maturity, your holding period will generally include the Maturity Date.

If the IRS determines that the notes have been incorrectly characterized for federal income tax purposes, investors may be subject to the imposition of penalties for underpayment of tax as well as interest on the delay in payment. You should consult with your individual tax advisor about any potential defenses to such penalties.

Alternative Treatments. As mentioned above, there is no judicial or administrative authority discussing how your notes should be treated for United States federal income tax purposes. Therefore, other treatments would also be possible and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it would be possible to treat your notes, and the IRS might assert that your notes should be treated, as a debt instrument subject to the special tax rules governing contingent debt instruments. If the notes are so treated, you would generally be required to accrue interest currently over the term of your notes even though you will not receive any payments from us prior to the repurchase or maturity of your notes. In addition, any gain you recognize upon the sale, repurchase or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

In addition, it is possible that the IRS could assert that you should be required to include the net dividends paid on the stocks underlying the Index in income as such dividends are paid even though such dividends will not be distributed. Alternatively, it is possible that your notes should be treated as described above except that any gain or loss that you recognize upon maturity of the notes should be treated as an ordinary gain or loss. It is also possible that you could be treated as owning the underlying components of the Index, or alternatively, that you could be treated as having disposed of the notes each time there are changes made to the underlying components of the Index. In such case, you would be required to recognize gain or loss each time the Index is rebalanced. In addition, it is also possible that you could be treated as making substitute dividend payments on the stocks that make up the Short Component of the Index in which case the deduction associated with such payments would generally be subject to the 2% limitation applicable to miscellaneous itemized deductions.

You should consult your tax adviser as to the tax consequences of such characterizations and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

On December 7, 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments.

In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the notes after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions ("Reportable Transactions") on IRS Form 8886. An investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Backup Withholding and Information Reporting. If you are a noncorporate United States holder, information reporting requirements, on IRS Form 1099, generally will apply to:

- payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

- the payment of the proceeds from the sale of a note effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

- fails to provide an accurate taxpayer identification number,

- is notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

- in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a note that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

- the proceeds are transferred to an account maintained by you in the United States,

- the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

- the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a note effected at a foreign office of a broker will be subject to information reporting if the broker is:

- a United States person,

- a controlled foreign corporation for United States tax purposes,

- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year:

  - one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  - such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Non-United States Holders. If the notes are treated as pre-paid forward contracts, as discussed above, and you are not a United States holder, you will not be subject to United States withholding tax with respect to payments on your notes but you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes unless you comply with certain certification and identification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible, which alternative characterizations could result in the imposition of U.S. withholding tax. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their own tax advisors in this regard.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and JPMSI, as agent, and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent", and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes will, unless otherwise specified in the relevant terms supplement, sell notes to dealers as principal at the public offering price set forth on the cover of the relevant terms supplement. These dealers may then resell notes to the public at varying prices that the dealers will determine at the time of resale. In addition, these dealers may make a market in the notes, although these dealers are not obligated to do so and any of them may stop doing so at any time without notice.

On the inception date, we sold the number of notes described in the relevant terms supplement. We expect the remainder of the notes will be offered and sold to other dealers and to investors from time to time at market prices at the time of sale, at prices related to market prices or at negotiated prices. We will receive proceeds equal to 100% of the price at which the notes are sold by us.

Unless otherwise specified in the relevant terms supplement, JPMSI, which is a FINRA member, and certain other unaffiliated dealers, which will also be FINRA members, will receive a portion of the Investor Fee applicable to the notes as compensation to promote the notes and to provide certain support and services related to the notes.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of FINRA regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

The notes are currently listed on the AMEX. As soon as practicable following the merger of the AMEX and the NYSE Euronext, it is anticipated that listing will be transferred to the NYSE Arca. No assurance can be given as to the continued listing for the life of the notes or the liquidity or trading market for the notes. If an active secondary market in the offered notes develops, we expect that investors will purchase and sell the offered notes primarily in such secondary market.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

This product supplement no. 137-III (including the accompanying base prospectus and prospectus supplement) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a note covered by this product supplement no. 137-III that they acquire from other holders after the original offering and sale of the notes, or they may sell a note covered by this product supplement no. 137-III in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the notes in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the notes and may cover such short positions by borrowing notes from us or our affiliates or by purchasing notes from us or our affiliates subject to our obligation to repurchase such notes at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This product supplement no. 137-III will be deemed to cover any short sales of notes by market participants who cover their short positions with notes borrowed or acquired from us or our affiliates in the manner described above.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market values or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 137-III or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 137-III and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the Pricing Date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to constitute a representation) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes pursuant to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.